UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33843

SYNACOR, INC.

(Exact name of registrant as specified in its charter)

40 La Riviere Drive, Suite 300

Buffalo, New York 14202

(716) 853-1362

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.*

*On April 1, 2021, pursuant to the Agreement and Plan of Merger, dated February 10, 2021, by and among Synacor, Inc., a Delaware corporation (“Synacor”), CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), and SY Merger Sub Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), Purchaser merged with and into Synacor (the “Merger”). As a result of the Merger, Synacor became the surviving corporation and an indirect wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Synacor, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SYNACOR, INC.

Date: April 12, 2021	By:	/s/ Timothy J. Heasley
	Name:	Timothy J. Heasley
	Title:	Chief Financial Officer and Secretary